Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
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Internet www.paulhastings.com

December 23, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Kevin Rupert

Re:	Firsthand Technology Value Fund, Inc. (the “Fund”);
File Nos: 333-168196 and 814-00830
Form N-14 Filing

Dear Mr. Rupert:

In response to the comments you provided the Fund orally on December 22, 2010 to the Fund’s Pre-Effective Amendment No. 2 (“PEA No. 2”) to registration statement on Form N-14 filed on December 10, 2010, the following are the Fund’s responses.  We have discussed the comments with officers of the Fund, who have authorized us to provide these responses.

Comment 1:  Provide an undertaking that when calculating the NAV of the Fund, estimated incentive fees would be accrued against the NAV as part of the NAV calculation.

Comment accepted.  The Fund undertakes to accrue estimated incentive fees against the NAV when calculating NAV of the Fund.

Comment 2:  On page 6 and page 29 of the N-14 Prospectus, there is an inconsistent footnote disclosure regarding limitation on TVF’s total annual operating expenses. Please correct the inconsistency and confirm whether any resulting adjustment in the fee and expense table is needed as a result.

Comment accepted.  The correct total operating expenses limitation rate is 1.85% and the Fund has revised the document to make the two references consistent.  The Fund has confirmed that correction of the typographical error has no effect on the figures presented in any fee and expense table.

Comment 3:  Add disclosures to the N-14 prospectus to discuss where the Fund’s common stock is proposed to be listed and disclose that even if that stock is listed, there may not be an active market for the Fund’s shares and, therefore, shareholders may not be able to sell their shares.

December 23, 2010

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 4:  Revise the SAI for the N-14 to add (a) a pro forma balance sheet that takes into consideration the balance sheet of the acquired fund, the seed capital of the acquiring fund, reorganization expenses, and other relevant and appropriate adjustments, together with explanatory footnotes for those pro forma adjustments; and (b) a pro forma schedule of investments that shows the liquidation of the securities, if any, currently held by the target fund and appropriate adjustments, together with explanatory footnotes for those pro forma adjustments.

Comment accepted.  The Fund has revised the disclosure accordingly.

In addition, we represent and acknowledge the following on behalf of the Fund:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in filings by the Fund;

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 415-856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of Paul, Hastings, Janofsky & Walker, LLP

cc:  Kevin Landis, President, SiVest Group, Inc.